October 13, 2005
VIA FEDERAL EXPRESS AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mark P. Shuman, Branch Chief-Legal

Re:	Insignia Solutions plc.
Registration Statement on Form S-1 filed September 15, 2005
File number 333-128346

Dear Mr. Shuman:
          Reference is made to the letter, dated September 30, 2005, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Insignia Solutions plc (the “Company”), regarding the above-referenced filing. Provided below are responses to each of the numbered comments of the Staff. Please note that the headings and numbers of the responses set forth below correspond to the headings and numbers of the comments contained in the letter of the Staff. Further, on behalf of the Company, we have transmitted via EDGAR, for filing pursuant to the Securities Act of 1933, as amended, Amendment No. 1 to the above-referenced registration statement on Form S-1 (Registration No. 333-128346) (the “Form S-1”).
Selling Shareholders, pages 49-56
1.	Please disclose whether any of the selling shareholders other than Fusion Capital are registered broker-dealers or affiliates of a registered broker-dealer. If any selling shareholders are a registered broker-dealer, please disclose how the broker-dealer obtained the securities (e.g. compensation for investment banking services). If any are affiliated with a registered broker-dealer, state whether the selling shareholder acquired the securities to be resold in the ordinary course of business and whether they had any agreements, understandings or arrangements, either directly or indirectly, with any person to distribute the securities at the time of purchase.

The Company believes, based on it recent discussions with certain of the selling shareholders, and based on information obtained from selling shareholders at the time of the transactions in which they purchased the shares being registered on the Form S-1, that none of the selling shareholders are registered broker-dealers or affiliates of a registered broker-dealer. Please be advised that, consistent with Item 508 of Regulation S-K, the second sentence in the fourth paragraph of the disclosure

Securities and Exchange Commission
October 13, 2005

under Selling Shareholders has been revised to state as follows: “To our knowledge, none of the selling shareholders are broker-dealers or affiliates of broker-dealers.”

2.	Please identify the natural persons who exercise voting and/or dispositive powers over the securities held by Unity Capital, Asia Marketing Limited, and Next Level Capital, Inc. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

The Company has amended the Form S-1 on page 57 to identify the natural persons who exercise voting and/or dispositive powers over the securities held by Unity Capital, Asia Marketing Limited, and Next Level Capital, Inc.
Plan of Distribution, pages 66-68
3.	We note that the selling shareholders may engage in short sales of your common stock. Please confirm that you are aware of Corporation Finance Telephone Interpretation A.65.

We hereby confirm, on behalf of the Company, that the Company is aware of Corporation Finance Telephone Interpretation A.65.
* * *
         Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2455.

Very truly yours,
By:	/s/ David K. Michaels
David K. Michaels

cc:	Richard Noling, Insignia Solutions plc